EXHIBIT 11.1

COMPUTATION OF EARNINGS PER SHARE
(unaudited)
	Three Months Ended April 30,		Six Months Ended April 30,
	2008	2009	2008	2009
Numerator:
Net income (loss)	$9,891	$(849,958)	$(666,156)	$(1,853,703)

Denominator:
Denominator for basic earnings per share-weighted-average shares	14,323,458	14,828,849	14,320,179	14,783,698
Effect of dilutive securities:
Employee stock options	259,524	-	-	-
Restricted stock	-	-	-	-
Warrants	84,624	-	-	-

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	14,667,606	14,828,849	14,320,179	14,783,698

Basic and diluted (loss) per share:

Basic and diluted (loss) per share	$0.00	$(0.06)	$(0.05)	$(0.13)